Filed by Apollo Commercial Real Estate Finance, Inc.

Commission File No. 001-34452

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Apollo Residential Mortgage, Inc.

Commission File No. 001-35246

This filing relates to the proposed merger of Apollo Commercial Real Estate Finance Inc., a Maryland corporation (“ARI”) and Apollo Residential Mortgage, Inc., a Maryland corporation (“AMTG”) pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 26, 2016 (as amended from time to time), by and between AMTG, ARI and Arrow Merger Sub, Inc., a Maryland corporation.

The following are excerpts from a transcript of a conference call held by ARI’s management with ARI stockholders on July 27, 2016 regarding ARI’s earnings during the second quarter of 2016, in which Stuart A. Rothstein, President and Chief Executive Officer of ARI, and Jai Agarwal, Chief Financial Officer of ARI, participated. In addition, an audio recording of the full conference call was made available on ARI’s website today.

Introduction by Operator

Good day, ladies and gentlemen, and welcome to the Apollo Commercial Real Estate Finance, Inc., second-quarter 2016 earnings conference call. (Operator Instructions)

I would like to remind everyone that today’s call and webcast are being recorded. Please note that they are the property of Apollo Commercial Real Estate Finance, Inc. and that any unauthorized broadcast in any form is strictly prohibited. Information about the audio replay of this call is available in our earnings press release.

I would also like to call to your attention the customary Safe Harbor disclosure in our press release regarding forward-looking statements. Today’s conference call and webcast may include forward-looking statements and projections and we ask that you refer to our most recent filings with the SEC for important factors that could cause actual results to differ materially from these statements and projections. We do not undertake any obligation to update our forward-looking statements or projections unless required by law.

To obtain copies of our latest SEC filings, please visit our website at www.ApolloREIT.com or call us at 212-515-[32]00.

At this time I would like to turn the call over to the Company’s Chief Executive Officer, Stuart Rothstein. You have the floor.

Stuart A. Rothstein – President and Chief Executive Officer of ARI

Good morning and thank you for joining us on the ARI second-quarter 2016 earnings call. Joining me this morning is Jai Agarwal, our new Chief Financial Officer, who will review ARI’s financial results after my remarks.

The second quarter of 2016 was another solid quarter for ARI operationally as we continue to find attractive investment opportunities and produce strong financial results. Our operating earnings per share for the quarter of $0.51 a share represents a 13% increase over the second quarter of 2015. These numbers reflect an adjustment to exclude $1.3 million of transaction expenses associated with our pending acquisition of Apollo Residential Mortgage, Inc., or AMTG, which I will comment on towards the end of my remarks.

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Lastly, with respect to an update on the AMTG transaction, pricing for the acquisition was determined and the proxy statement was filed with the SEC. We anticipate the proxy statement and prospectus will be mailed to AMTG stockholders starting later today for a special meeting scheduled for August 24, 2016. The final consideration to be paid values AMTG at approximately $13.83 per share of common stock, based upon the closing price of ARI’s common shares on July 22, 2016, and AMTG’s book value as of the pricing date of July 22, 2016, and includes 0.417 ARI shares of common stock per AMTG share of common stock at approximately $6.86 per share in cash.

As we stated in the announcement release, we do not intend to enter the residential mortgage market. We will sell AMTG’s non-agency securities to certain subsidiaries of Athene Holding upon closing. In addition, we intend to sell the remainder of AMTG’s investment portfolio and redeploy the capital into commercial real estate debt investments. We are very confident at this time in our ability to deploy the incremental capital as ARI has a robust transaction pipeline and we expect to see more coming our way in coming months.

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Jai Agarwal – Chief Financial Officer of ARI

Thank you, Stuart, and good morning, everyone. It’s a pleasure to be on my first ARI call and I look forward to meeting many of you.

For the second quarter of 2016, our operating earnings were $33.40, $0.49 per share. Excluding one-time expenses of approximately $1.3 million associated with the pending merger, operating earnings were $34.7 million, or $0.51 per share. This is a per-share increase of 13% as compared to operating earnings of $26.4 million, or $0.45 per share, for the June 2015 quarter.

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Looking ahead to the third quarter, we expect the AMTG transaction to be accretive to book value. At June 30, 85% of the loans in our portfolio had floating interest rates. We anticipate that if LIBOR were to increase 50 basis points, our portfolio would generate an additional $0.07 per year in operating earnings.

With respect to leverage, we ended the quarter with a 1.48 times debt-to-equity ratio. Upon closing of the AMTG transaction, we anticipate paying down our JPMorgan facility.

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Steve DeLaney – JMP Securities

Okay, great. Just finally on AMTG, you have set the special meeting here for August 24. Should we assume that closing — if that vote goes as hoped, that closing would occur in a matter of days or a week or so after this special meeting?

Stuart A. Rothstein – President and Chief Executive Officer of ARI

Yes, I think high-level it’s safe to assume a week later we could get this closed.

Steve DeLaney – JMP Securities

Okay, great. And you’re going to have $400 million of fresh capital so the obvious question is — I know at this point you can’t make commitments until you get everything closed and have it in hand. But how long would that take you in terms of how many quarters to be able to fully deploy that capital as you see the pipeline of opportunities today?

Stuart A. Rothstein – President and Chief Executive Officer of ARI

I think, obviously, we are somewhat in control of that in terms of how aggressive we want to be in getting it out, and you could assume we have already started, while not getting too far out over our skis, engaging in dialogues that we think could be good business. Late third quarter/early fourth quarter to start getting capital deployed.

But I think it’s a three- to four-quarter base of capital and part of that depends on opportunity set and where things go in the future. But I think, given what we are seeing right now and given what we know is coming from legacy CMBS deals that need to get addressed one way or the other, I really think the challenge is going to be selectivity on our part as opposed to worrying about opportunities to look at.

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Jade Rahmani – KBW

Just the maturities that you’ve been expecting, the $200 million fully extended maturities 2016; you just cited two of the loans that drive those maturities. I guess what are your expectations for maturities for cash flows this year?

And if we just took that $200 million plus what you anticipate in terms of capital from AMTG, that’s quite a lot of capital — $600 million of capital — that you need to deploy, which I assume would cause near-term dilution to your earnings.

Stuart A. Rothstein – President and Chief Executive Officer of ARI

Again, we are in control of the pace. You are thinking about $600 million relative to — we deployed $500 million in the first two quarters of this year and we already have future funding embedded in the portfolio.

I would say the only thing I’d say relative to dilution at this point is, given our assumptions on known future funding as well as some things we are working on already, we don’t see anything from a dilution perspective that is going to impact our ability to cover the dividend, if that’s where you are going with your question. And keep in mind, putting aside merger expenses, we’ve already over earned the dividend for Q1 and Q2. And, ultimately, we think about the dividend on an annual basis, not on a quarterly basis.

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Dan Occhionero – Barclays

Good morning, just a quick one. Do you guys model more merger costs in Q3 or has most of that gone through Q2?

Stuart A. Rothstein – President and Chief Executive Officer of ARI

Most of it is gone through Q1, Q2. I think then you could expect, realistically, another plus or minus couple million dollars in Q3. Look, the way we think about it, at the end of the day, we are buying the AMTG assets at, call it, a 10.75% discount, given the price of [89 spot 25].

The accretion to ARI from doing the deal is really coming twofold. One, it’s coming from an equity issuance north of book value and then, two, it’s coming from whatever we can recover north of the purchase price we assumed less transaction expenses. A lot of those transaction expenses plus what will incur in Q3 have already run through our P&L and we clearly anticipate recovering the transaction plus someone when we ultimately liquidate the portfolio.

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Charles Nabhan – Wells Fargo

Good morning and thanks for taking my question. The investment shifted towards floating-rate senior mortgages in recent quarters. Just wanted to get a sense for what the pipeline looks like at the current time and if we can anticipate a continuation of that shift, or emphasis, when – after the AMTG deal is closed and the capital is deployed.

Stuart A. Rothstein – President and Chief Executive Officer of ARI

I think it’s always tough to predict what exactly it is we will do, because we sort of take things on a deal-by-deal basis. But certainly if you look at the pipeline, it’s probably marginally weighted towards senior opportunities versus subordinate opportunities. But I would expect we will continue to be active in both parts of the bucket.

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Additional Information and Where You Can Find It

In connection with the proposed transaction, the parties filed relevant materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 filed on July 25, 2016, that contains a joint proxy statement/prospectus. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF AMTG ARE URGED TO READ THE PROSPECTUS AND PROXY STATEMENT AND OTHER RELEVANT MATERIALS IN THEIR ENTIRETY BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT AMTG, ARI AND THE PROPOSED TRANSACTION. These materials will be made available to the stockholders of AMTG at no expense to them and are expected to be mailed to stockholders. The Form S-4, including the prospectus and proxy statement, and other relevant materials filed by ARI and AMTG with the SEC may be obtained without charge from the website of the SEC at www.SEC.gov. Copies of the documents filed by ARI with the SEC are available free of charge on ARI’s website at www.apolloreit.com, and copies of the documents filed by AMTG with the SEC are also available free of charge on AMTG’s website at www.apolloresidentialmortgage.com.

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that ARI may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

ARI and its directors, executive officers and certain other members of management and employees of ARI may be deemed to be “participants” in the solicitation of proxies from the stockholders of AMTG in connection with the transactions with AMTG. Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of AMTG in connection with the transactions with AMTG, which may be different than those of AMTG’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed by AMTG with the SEC. Stockholders can find information about ARI and its directors and executive officers and their ownership of ARI’s common stock in ARI’s annual report on Form 10-K for the fiscal year ended December 31, 2015 and in its definitive proxy statement relating to its 2016 annual meeting of stockholders filed with the SEC on April 1, 2016. Additional information regarding the interests of such individuals in the transactions with AMTG will be included in the proxy statement relating to the merger when it is filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and ARI’s website at www.apolloreit.com.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Forward-looking statements are subject to substantial risks and uncertainties, many of which are difficult to predict and are generally beyond ARI’s or AMTG’s control. These forward-looking statements include information about possible or assumed future results of ARI’s or AMTG’s business, financial condition, liquidity, results of operations, plans and objectives. When used in this release, the words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions are intended to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking: the return on equity; the yield on investments; the ability to borrow to finance assets; risks associated with investing in real estate assets, including changes in business conditions and the general economy; and whether and when the proposed transactions with AMTG will be consummated and the anticipated benefits thereof. For a further list and description of such risks and uncertainties, see the reports filed by ARI or AMTG with the Securities and Exchange Commission. The forward-looking statements, and other risks, uncertainties and factors are based on ARI’s or AMTG’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to ARI or AMTG. Forward-looking statements are not predictions of future events. ARI and AMTG disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.